Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges(1)

(Dollars in thousands)

Year ended December 31,	1999	1998	1997	1996	1995

Earnings:

Net income from operations before tax	$29,246	25,636	25,855	21,243	17,337

Applicable income taxes	16,216	15,592	15,730	13,351	10,844

Income before taxes	45,462	41,228	41,585	34,594	28,181

Fixed charges:

Interest expense excluding interest on deposits	8,618	6,381	8,060	3,389	2,488

Portion of rents representative of interest	432	453	472	492	829

Preferred stock dividends including pre-tax effect	—	—	2,004	589	—

Amortization of trust preferred securities issuance costs	95	93	14	—	—

Fixed charges excluding interest on deposits	9,145	6,927	10,550	4,470	3,317

Interest on deposits	74,560	75,271	64,603	46,630	39,458

Fixed charges including interest on deposits	$83,705	82,198	75,153	51,100	42,775

Earnings before fixed charges excluding interest on deposits	$54,607	48,155	52,135	39,064	31,498

Earnings before fixed charges including interest on deposits	129,167	123,426	116,738	85,694	70,956

Fixed charges excluding interest on deposits	9,145	6,927	10,550	4,470	3,317

Fixed charges including interest on deposits	83,705	82,198	75,153	51,100	42,775
Ratio of Earnings to Fixed Charges:

Excluding interest on deposits	5.97x	6.95x	4.94x	8.74x	9.50x

Including interest on deposits	1.54x	1.50x	1.55x	1.68x	1.66x

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings represents income before income taxes and fixed charges. Fixed charges represent interest expense and preferred stock dividends, which dividends commenced in October 1996 and concluded in October 1997. Deposits include interest bearing deposits and repurchase agreements. Without including preferred stock dividends in fixed charges and excluding interest on deposits, the ratio of earnings to fixed charges for the years ended December 31, 1997 and 1996 were 5.87x and 9.91x, respectively. Without including preferred stock dividends in fixed charges and including interest on deposits, the ratio of earnings to fixed charges for the years ended December 31, 1997 and 1996 were 1.57x and 1.68x, respectively